Pricing Supplement Addendum dated June 1, 2010
to Pricing Supplement dated May 25, 2010
to Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $4,065,000 Floored/Capped Floating Rate Notes

On May 25, 2010 HSBC USA Inc. offered $3,665,000 of the notes. An additional $400,000 of the notes are being offered hereby. The notes previously offered on May 25, 2010 and the notes offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the related pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per note.
CUSIP / ISIN:	4042K02D6 / US4042K0D60
Trade Date:	May 25, 2010.
Pricing Date:	May 25, 2010.
Settlement Date:	June 8, 2010.
Maturity Date:	Expected to be June 8, 2015, or if such day is not a Business Day, the next succeeding Business Day.
Agent's Discount Per Note/Total:	$10 / $4,000. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-8 of the related pricing supplement.
Proceeds to HSBC USA Inc. per Note / Total:	$990 / $396,000.
Form of Notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of the related pricing supplement and page S-3 of the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement addendum, the related pricing supplement, or prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.